# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eledon Pharmaceuticals, Inc., CIK 0001404281
CUSIP: 28617K101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 19800 MacArthur Blvd., Suite 250, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-115374
Filed by CIK 0002068530

## Reporting persons
- Coastlands Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,937,826; sole dispositive power 0; shared dispositive power 3,937,826; aggregate amount beneficially owned 3,937,826 (4.99% of the class)
  Comment: Consists of 450,000 shares of Common Stock held directly by Coastlands Capital LP and 3,487,826 shares of Common Stock issuable upon the exercise of pre-funded warrants held by Coastlands Capital LP. The calculation of the beneficial ownership of the Reporting Persons is based on (A) (i) 79,630,297 shares outstanding as November 13, 2025, as provided by the Issuer to the Reporting Persons, less (ii) 4,203,764 shares of Common Stock exchanged for pre-funded warrants on December 30, 2025, and (B) 3,487,826 shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, which reflects the beneficial ownership limitation of 4.99%. Excludes pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
- Coastlands Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,937,826; sole dispositive power 0; shared dispositive power 3,937,826; aggregate amount beneficially owned 3,937,826 (4.99% of the class)
  Comment: Consists of 450,000 shares of Common Stock held directly by Coastlands Capital LP and 3,487,826 shares of Common Stock issuable upon the exercise of pre-funded warrants held by Coastlands Capital LP. The calculation of the beneficial ownership of the Reporting Persons is based on (A) (i) 79,630,297 shares outstanding as November 13, 2025, as provided by the Issuer to the Reporting Persons, less (ii) 4,203,764 shares of Common Stock exchanged for pre-funded warrants on December 30, 2025, and (B) 3,487,826 shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, which reflects the beneficial ownership limitation of 4.99%. Excludes pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
- Coastlands Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,937,826; sole dispositive power 0; shared dispositive power 3,937,826; aggregate amount beneficially owned 3,937,826 (4.99% of the class)
  Comment: Consists of 450,000 shares of Common Stock held directly by Coastlands Capital LP and 3,487,826 shares of Common Stock issuable upon the exercise of pre-funded warrants held by Coastlands Capital LP. The calculation of the beneficial ownership of the Reporting Persons is based on (A) (i) 79,630,297 shares outstanding as November 13, 2025, as provided by the Issuer to the Reporting Persons, less (ii) 4,203,764 shares of Common Stock exchanged for pre-funded warrants on December 30, 2025, and (B) 3,487,826 shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, which reflects the beneficial ownership limitation of 4.99%. Excludes pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
- Coastlands Capital LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,937,826; sole dispositive power 0; shared dispositive power 3,937,826; aggregate amount beneficially owned 3,937,826 (4.99% of the class)
  Comment: Consists of 450,000 shares of Common Stock held directly by Coastlands Capital LP and 3,487,826 shares of Common Stock issuable upon the exercise of pre-funded warrants held by Coastlands Capital LP. The calculation of the beneficial ownership of the Reporting Persons is based on (A) (i) 79,630,297 shares outstanding as November 13, 2025, as provided by the Issuer to the Reporting Persons, less (ii) 4,203,764 shares of Common Stock exchanged for pre-funded warrants on December 30, 2025, and (B) 3,487,826 shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, which reflects the beneficial ownership limitation of 4.99%. Excludes pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
- Matthew D. Perry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,908,467; sole dispositive power 0; shared dispositive power 3,908,467; aggregate amount beneficially owned 3,908,467 (4.99% of the class)
  Comment: Consists of 450,000 shares of Common Stock held directly by Coastlands Capital LP, 558,927 shares of Common Stock held directly by a trust for which Mr. Perry serves as co-trustee and 2,899,470 shares of Common Stock issuable upon the exercise of pre-funded warrants held by Coastlands Capital LP. The calculation of the beneficial ownership of the Reporting Persons is based on (A) (i) 79,630,297 shares outstanding as November 13, 2025, as provided by the Issuer to the Reporting Persons, less (ii) 4,203,764 shares of Common Stock exchanged for pre-funded warrants on December 30, 2025, and (B) 2,899,470 shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, which reflects the beneficial ownership limitation of 4.99%. Excludes pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.

## Item 1. Issuer
Name of issuer: Eledon Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 19800 MacArthur Blvd. Suite 250, Irvine, CA 92612

## Item 2. Person Filing
Name of person filing:
Coastlands Capital LP, a Delaware limited partnership ("Coastlands")
Coastlands Capital Partners LP, a Delaware limited partnership (the "Partnership")
Coastlands Capital GP LLC, a Delaware limited liability company (the "General Partner")
Coastlands Capital LLC, a Delaware limited liability company ("Coastlands GP")
Matthew D. Perry

Coastlands and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Coastlands GP is the general partner of Coastlands. Mr. Perry is the control person of Coastlands, the Partnership, Coastlands GP and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 601 California Street, Suite 1210, San Francisco, CA 94108
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Coastlands: 3,937,826
Partnership: 3,937,826
General Partner: 3,937,826
Coastlands GP: 3,937,826
Matthew D. Perry: 3,908,467
Percent of class:
Coastlands: 4.99%
Partnership: 4.99%
General Partner: 4.99%
Coastlands GP: 4.99%
Matthew D. Perry: 4.99%
Sole power to vote or to direct the vote:
Coastlands: 0
Partnership: 0
General Partner: 0
Coastlands GP: 0
Matthew D. Perry: 0
Shared power to vote or to direct the vote:
Coastlands: 3,937,826
Partnership: 3,937,826
General Partner: 3,937,826
Coastlands GP: 3,937,826
Matthew D. Perry: 3,908,467
Sole power to dispose or to direct the disposition:
Coastlands: 0
Partnership: 0
General Partner: 0
Coastlands GP: 0
Matthew D. Perry: 0
Shared power to dispose or to direct the disposition:
Coastlands: 3,937,826
Partnership: 3,937,826
General Partner: 3,937,826
Coastlands GP: 3,937,826
Matthew D. Perry: 3,908,467

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Partnership holds the shares of Common Stock, including shares of Common Stock issuable upon exercise of pre-funded warrants, for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, including shares of Common Stock issuable upon exercise of pre-funded warrants.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Coastlands Capital LP: /s/ Mark Shamia, Chief Operating Officer of the General Partner, Coastlands Capital LLC (02/13/2026)
- Coastlands Capital Partners LP: /s/ Mark Shamia, Chief Operating Officer of the General Partner, Coastlands Capital GP LLC (02/13/2026)
- Coastlands Capital GP LLC: /s/ Mark Shamia, Chief Operating Officer (02/13/2026)
- Coastlands Capital LLC: /s/ Mark Shamia, Chief Operating Officer (02/13/2026)
- Matthew D. Perry: /s/ Matthew D. Perry, Reporting Person (02/13/2026)
Comment: Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (incorporated by reference from the Schedule 13D filed on November 24, 2025)

https://www.sec.gov/Archives/edgar/data/1404281/000110465925115374/tm2531969d1_ex99-1.htm